International Energy, Inc.
1200 G Street, NW
Suite 800
Washington, DC 20005

Via Edgar
Mr. H. Christoper Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

June 14, 2011

Re:	International Energy Inc.
Post-Effective Amendment No. 1 to Registration Statement
On Form S-1
Filed April 26, 2011
File No. 333-151828

Dear Mr. Owings,

On behalf of International Energy, Inc. (the “Registrant”) and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above referenced amended registration statement so that it be declared effective as of 12:00 p.m., Eastern Time, on Wednesday, June 15, 2011, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the amended registration statement, Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: Amit S. Dang
Name:   Amit S. Dang
Title:     President, Chief Executive Officer and Chief Financial Officer